April 12, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

We have read the statements made by Netsol Technologies, Inc. (the "Company") in Item 4.01 of the Company's Current Report on Form 8-K dated April 12, 2017 and agree with the statements made regarding our firm. We have no basis to agree or disagree with other statements of the Company made under Item 4.01 therein.

Los Angeles, CA